

May 28, 2021

Erik Anderson
Chief Executive Officer
Decarbonization Plus Acquisition Corp
2744 Sand Hill Road
Suite 100
Menlo Park. CA 94025

   Re: Decarbonization Plus Acquisition Corp
    Revised Preliminary Proxy Statement on Schedule 14A
    Filed March 17, 2021
    File No. 001-39632

Dear Mr. Anderson:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A

Unaudited Pro Forma Condensed Combined Financial Information, page 63

1. We note the tabular presentation of the pro forma common stock interests at closing on page 66. Please explain to us the difference between the number of Hyzon shares presented in the table compared to the number of historical common shares of Hyzon as of December 31, 2020 plus the number of common shares of Hyzon to be issued related to the Ascent Options multiplied by the exchange ratio.

2. We note your response to prior comment 8 and the disclosures you provided on page 66, in note 3(J) on page 72, and in note 3(EE) on page 73. Please address the following:
  • More fully explain to us how you determined that all the Earnout shares should be classified in equity, specifically address any contingent exercise provisions and all settlement provisions related to the Earnout shares.
  • More fully explain to us how you determined the estimated fair value of the

compensatory Earnout shares.
- Revise note 3(EE) to quantify the additional stock based compensation expense to be recognized over the next five years related to the unvested Earnout shares.

Unaudited Prospective Financial Information, page 102

3. We note the disclosure in the second full paragraph on page 103. Please elaborate on the extent to which you are cautioning investors about the reliability of the information contained in this section of the proxy statement and explain the basis for your apparent belief that you can limit your obligation to update your disclosure. Please address the meaning and significance of the broad qualifying language in the introduction to the first sentence of the paragraph and how your view with respect to this disclosure is consistent with Exchange Act Rule 12b-20.

Financial Statements
General, page F-1

4. Please provide updated interim financial statements and related disclosures for DCRB and Hyzon as required by Rules 8-04 and 8-08 of Regulation S-X.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Andi Carpenter at 202-551-3645 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Perry Hindin at 202-551-3444 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing